Via Facsimile and U.S. Mail
Mail Stop 4720

October 23, 2009

Mr. Thomas R. Watjen
President and Chief Executive Officer
Unum Provident Corporation
1 Fountain Square
Chattanooga, TN 37402

Re: Unum Provident Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009
File No. 001-11294

Dear Mr. Watjen:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief